2013 Nanyang Asset Lease Agreement

This agreement is entered into by the following parties on 19 April 2013 in Guangzhou:

Party A: China Southern Air Holding Company (CSAHC) (Lessor)

Domicile:

Legal representative:

Party B: China Southern Airlines Company Limited (Lessee)

Domicile:

Legal representative:

In view of the business development needs of Party B, after amicable discussion between Party A and Party B, they reached the following agreement on the matters related to Party B’s renting the buildings of Party A:

Article 1   Undertakings

1.	Party A is a Chinese company which legally subsists, it has obtained the business licence from the Industry and Commerce Administration department according to the relevant provisions of the law and regulations of China, and has performed the annual filing duty according to the regulations.
2.	Party A legitimately owns the legal and complete rights of the buildings listed in Appendix 1 to this agreement.
3.	Party B is a Chinese company which legally subsists, it has obtained the business licence from the Industry and Commerce Administration department according to the relevant provisions of the law and regulations of China, and has performed the annual filing duty according to the regulations.

Article 2 Subject matter of the lease

Party B will rent the assets under the name of Party A as set out in Appendix 1 to this agreement. Both parties have determined the rent according to the fair and just principles, Party A undertakes to charge Party B a rental rate not exceeding the average rental rate in the same lot of the same district.

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Article 3 Term of the lease

Party A and Party B agree that the term of the lease of the assets listed in Appendix 1 to this agreement shall be two years from 1 January 2013 to 31 December 2014, upon expiry of the term, both parties will decide to terminate or renew according to the actual situations.

Article 4   Rights and obligations of both parties

(1)	Rights and obligations of Party A
1.	To receive rent as agreed in the lease agreement; to issue invoice within 15 working days from the day the rent of Party B is received in the account.
2.	To deliver the properties for use by Party B as scheduled according to the stipulations of the lease agreement;
3.	To be in charge of the regular safety inspection of the properties listed in Appendix 1, to bear the maintenance costs of wear and tear of the main structure of the property;
4.	To bear the real estate tax, land-use right tax of the assets listed in the Appendix to this agreement.

(2)	Rights and obligations of Party B
1.	To pay rent to Party A as scheduled according to the stipulations of the lease: rent is payable once every quarter, Party B shall pay one-fourth of the rent of the year before the 15th of the first month of each quarter;
2.	The related expenses of heating, water, electricity, gas and property management etc incurred during the rental period should be borne by Party B;
3.	Party B accepts the entrustment of Party A to handle the reporting and payment of the real estate tax, land-use right tax on behalf of Party A according to the relevant provisions of the local competent tax authority. The taxes shall be borne by Party A, the real estate tax will be settled on a quarterly basis, the land-use right tax will be settled on an annual basis. Party A will pay to Party B within 15 working days after Party B has provided the original tax payment proof and a breakdown schedule of the assets for which taxes had been paid and reported to Party A.
4.	To use, take care of and properly use the buildings and its ancillary facilities in the normal way according to the usage nature of the buildings rented. Beware of fire safety, and dangerous objects which are easily combustible and explosive should not be stored illegally in the buildings.

Article 5  Transaction limit

The parties to this agreement unanimously agree that the rent shall be RMB30,259,100 per year. For details, please refer to the appendix to this contract.

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Article 6 Force Majeure

1.	If this agreement cannot be performed due to force majeure events, both parties shall not bear responsibilities for the non-performance of this agreement, and the agreement will be automatically terminated. If some parts of this agreement cannot be performed due to force majeure events, the corresponding duties of the party which has suffered the force majeure events will be waived according to the degree of impact of the force majeure events. For force majeure events which occur after the postponement of performance, the duties cannot be waived.

Force majeure events refer to objective situations that cannot be foreseen, cannot be avoided and cannot be overcome, including but not limited to war, plague, strike, earthquake, flooding etc.

2.	If either party cannot perform the agreement due to force majeure events, it should notify the other party within 48 hours in time in order to reduce the losses brought proof within 15 working days. If it is unable to notify and provide proof before the deadline with reasonable grounds, the time specified in this clause can be postponed according to the actual situations.

Article 7 Resolution of disputes

All disputes arising from the signing or performing of this agreement should first be resolved by amicable discussion by all parties. If the discussion fails, either party can institute a law suit in a competent People’s Court.

Article 8   Other matters

(1)	This agreement will be effective starting from the day it is signed and chopped by both parties;
(2)	All the parties will enter into a supplementary agreement on any matters not covered by this agreement, the supplementary agreement will have the same force as this agreement;
(3)	This agreement is prepared in sextuplicate, each of both parties retains three copies which are equally legally binding.

Party A: China Southern Air Holding Limited	Party B: China Southern Airlines Company Limited
Authorized representative:	Authorized representative:
[signature] [seal]	[signature] [seal]

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